As filed with the Securities and Exchange Commission on March 28, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Delaware Wilshire Private Markets Master Fund

(Name of Issuer)

Delaware Wilshire Private Markets Master Fund

(Name of Person(s) Filing Statement)

INSTITUTIONAL CLASS SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

1-610-676-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Sean Graber

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, Pennsylvania 19103

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) by Delaware Wilshire Private Markets Master Fund, a Delaware statutory trust (the “Fund”), on February 28, 2024 and relates to the Fund’s offer to repurchase shares of the Fund (“Shares”) in an amount up to 100% of the Shares outstanding as of March 28, 2024 or such later date as may be determined by the Fund if the offer is extended (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2024 (the “Original Offer to Purchase”), and in the related form of Letter of Transmittal, copies of which were previously filed as exhibits to the Schedule TO, and in the Supplement No. 1 to the Offer to Purchase, dated March 28, 2024 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”) and form of Letter of Transmittal dated March 28, 2024, copies of which are filed as exhibits to this Amendment.

The Fund has determined to extend the Notice Date, Tender Withdrawal Date and Valuation Date from 4:00 p.m., Eastern Time, on March 28, 2024 to 4:00 p.m., Eastern Time, on April 30, 2024. Therefore, the Schedule TO is hereby amended and supplemented to replace all references to a Notice Date, Tender Withdrawal Date and Valuation Date of 4:00 p.m., Eastern Time on March 28, 2024 with references to a Notice Date, Withdrawal Date and Valuation Date of 4:00 p.m., Eastern Time, on April 30, 2024.

As discussed in the Original Offer to Purchase, the Offer is being made to provide liquidity to shareholders ahead of a transaction (the “Transaction”) whereby the Fund’s existing investment adviser will be replaced by the Fund’s investment sub-adviser, subject to shareholder approval and certain conditions, and the existing investment adviser’s seed capital will be withdrawn from the Feeder Funds and replaced by new subscription money. In light of the Fund’s determination to extend the Notice Date, Tender Withdrawal Date and Valuation Date from 4:00 p.m., Eastern Time, on March 28, 2024 to 4:00 p.m., Eastern Time, on April 30, 2024, the Transaction among the Fund’s investment adviser, the Fund’s investment sub-adviser and the separate registered investment adviser is now expected to close on April 30, 2024.

Except as set forth in this Amendment (and in the Supplement), all other terms of the Offer, as described in the Original Offer to Purchase and related form of Letter of Transmittal, remain the same. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1 through Item 9 and Item 11.

The information set forth in the Offer to Purchase (as amended by the Supplement) and the related Form of Letter of Transmittal is incorporated herein by reference into this Amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

12(a)(i) Supplement No. 1 to the Offer to Purchase, dated March 28, 2024 is filed herewith.

12(a)(ii) Form of Letter of Transmittal, dated March 28, 2024 is filed herewith.

12(b) Calculation of Filing Fees Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND

By:	/s/ Andrew Metzger
Name:	Andrew Metzger
Title:	Treasurer, Controller &
Chief Financial Officer
Date:	March 28, 2024

EXHIBIT INDEX

EXHIBIT

A.       Supplement No. 1 to the Offer to Purchase, Dated March 28, 2024

B.       Form of Letter of Transmittal

C.       Calculation of Filing Fee Tables

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